UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2016

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2016 second quarter and six months ended June 30, 2016.

As previously reported, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of our shareholding interests in Plastec International Holdings Limited. (“Plastec”). Upon completion of the proposed transaction, we will no longer own Plastec and will continue in existence for an indefinite period of time, where our only operations will generally be to complete development projects, collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 as described in the Agreement and to explore other investment opportunities. The transaction is expected to be consummated after the fulfillment of certain closing conditions, as described in the Agreement and our other filings with the Securities and Exchange Commission. This Form 6-K assumes that the transaction has not closed (which remains so, as of the date of this Form 6-K) and we accordingly are continuing to operate our business in the ordinary course as described herein.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: progress on the Company’s previously announced proposed sale of its shareholding interests in Plastec; continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

(Unaudited) June 30,	(Audited) December 31,
2016	2015
HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	549,035	475,361
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of June 30, 2016 and December 31, 2015, respectively	347,468	303,681
Inventories	77,163	105,221
Bills receivable	16,794	5,782
Deposits, prepayment and other receivables	43,867	44,473
Total current assets	1,034,327	934,518

Property, plant and equipment, net	306,552	336,491
Prepaid lease payments, net	17,402	18,165
Deferred tax assets	17,654	13,260
Intangible assets	562	438
Total assets	1,376,497	1,302,872

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	32,999	29,223
Trade payables	100,140	111,658
Other payables and accruals	144,783	152,095
Tax payable	77,844	69,210
Total current liabilities	355,766	362,186

Bank Borrowings	-	-
Total liabilities	355,766	362,186

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(1,656)	7,599
Retained earnings	996,237	906,937
Total shareholders’ equity	1,020,731	940,686

Total liabilities and shareholders’ equity	1,376,497	1,302,872

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2016	2015	2016	2015
	HK$	HK$	HK$	HK$

Revenues	370,236	322,811	679,137	615,703
Cost of revenues	(264,314)	(252,989)	(482,046)	(471,915)
Gross profit	105,922	69,822	197,091	143,788

Operating expenses, net
Selling, general and administrative expenses	(37,464)	(40,433)	(75,678)	(72,795)
Other income	1,294	391	3,347	687
Written-off of property, plant and equipment	-	(829)	-	(1,261)
Gain on disposal of property, plant and equipment	334	2,293	348	2,430
Total operating expenses, net	(35,836)	(38,578)	(71,983)	(70,939)

Income from operations	70,086	31,244	125,108	72,849

Interest income	186	284	671	935
Interest expense	(220)	(488)	(372)	(800)
Income before income tax expense	70,052	31,040	125,407	72,984

Income tax expense	(17,020)	(3,551)	(15,924)	(10,500)
Net income	53,032	27,489	109,483	62,484

Other comprehensive income
Foreign currency translation adjustment	36	(263)	(9,255)	4,581
Comprehensive income attributable to Plastec Technologies, Ltd.	53,068	27,226	100,228	67,065

Net income per share:

Weighted average number of ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Weighted average number of diluted ordinary shares	12,938,128	12,938,128	12,938,128	12,938,128

Basic income per share attributable to Plastec Technologies, Ltd.	HK$4.1	HK$2.1	HK$8.5	HK$4.8

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$4.1	HK$2.1	HK$8.5	HK$4.8

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2014 and at January 1, 2015	12,938,128	101	26,049	10,137	896,703	932,990

Net income for the year	-	-	-	-	131,335	131,335
Dividends paid	-	-	-	-	(121,101)	(121,101)
Warrants repurchases	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	(2,538)	-	(2,538)
Balance at December 31, 2015 and at January 1, 2016	12,938,128	101	26,049	7,599	906,937	940,686

Net income for the period	-	-	-	-	109,483	109,483
Dividends paid	-	-	-	-	(20,183)	(20,183)
Cumulative translation adjustment	-	-	-	(9,255)	-	(9,255)
Balance at June 30, 2016	12,938,128	101	26,049	(1,656)	996,237	1,020,731

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2016	2015
	HK$	HK$
Operating activities
Net income	109,483	62,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,747	49,105
Loss on written-off of property, plant and equipment	-	1,261
Gain on disposal of property, plant and equipment	(348)	(2,430)
Deferred tax credit	(4,553)	(3,796)
Changes in operating assets and liabilities:
Trade receivables	(39,266)	(29,343)
Inventories	28,058	(5,987)
Deposits, prepayment and other receivables	(10,406)	(9,931)
Trade payables	(11,518)	26,966
Other payables and accruals	(7,313)	14,369
Tax payables	9,117	(882)
Net cash provided by operating activities	117,001	101,816

Investing activities
Purchase of property, plant and equipment	(17,948)	(61,290)
Purchase of intangible assets	(124)	-
Proceeds from disposal of property, plant and equipment	408	4,028
Net cash used in investing activities	(17,664)	(57,262)

Financing activities
Net proceeds from bank borrowings	3,775	11,635
Dividends paid	(20,183)	(111,009)
Net cash used in financing activities	(16,408)	(99,374)

Net increase/(decrease) in cash and cash equivalents	82,929	(54,820)

Effect of exchange rate changes on cash and cash equivalents	(9,255)	4,581

Cash and cash equivalents, beginning of period	475,361	528,527
Cash and cash equivalents, end of period	549,035	478,288

Supplementary disclosures of cash flow information:

Interest received, net	299	135
Income taxes paid	(11,360)	(15,178)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the second quarter ended June 30, 2016 compared to the second quarter ended June 30, 2015

We recorded an approximately 14.7% increase in revenue for the second quarter ended June 30, 2016 to HK$370.2 million compared to the corresponding period in the prior year, underpinned by an increase in sales in China along with our continued focus on soliciting new orders from customers and eliminating sales orders with low margins.

Accordingly, our gross profit increased by approximately 51.7%, or HK$36.1 million to HK$105.9 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, and also our on-going efforts in streamlining our manufacturing operation and process to reduce costs. Gross profit margin improved to 28.6% from 21.6% compared to the corresponding period in the prior year. Income before income tax expenses increased by approximately 125.7%, or HK$39.0 million to HK$70.1 million compared to the corresponding period in the prior year.

Income tax expense was HK$17.0 million compared to HK$3.6 million in the corresponding period in the prior year, representing an effective income tax rate of 24.3% compared to 11.4% in the corresponding prior year period.

Net income after tax increased by approximately by 92.9%, or HK$25.5 million to HK$53.0 million in the second quarter ended June 30, 2016, compared to the corresponding period in the prior year.

Operating results for the six months ended June 30, 2016 compared to the six months ended June 30, 2015

We recorded an approximately 10.3% increase in revenue for the six months ended June 30, 2016 to HK$679.1 million compared to the corresponding period in the prior year, as a result of our continued focus on soliciting new orders from existing customers as well as new customers throughout this period.

Our gross profit increased by approximately 37.1%, or HK$53.3 million to HK$197.1 million compared to the corresponding period in the prior year. The increase in gross profit was attributable to better margins on our products and our on-going efforts in cost control throughout the period. Gross profit margin improved to 29.0% from 23.4% compared to the corresponding period in the prior year. We recorded an approximately 71.8% increase in income before income tax expenses to HK$125.4 million compared to the corresponding period in the prior year.

Income tax expense was HK$15.9 million compared to HK$10.5 million in the corresponding period in the prior year, representing an effective income tax rate of 12.7% compared to 14.4% in the corresponding period in the prior year.

Balance sheet positions as at June 30, 2016 compared to December 31, 2015

Total assets increased by HK$73.6 million or approximately 5.7% to HK$1,376.5 million as of June 30, 2016 compared to HK$1,302.9 million as of December 31, 2015. This increase was mainly attributable to a HK$73.7 million increase in cash and cash equivalents, a HK$43.8 million increase in trade receivables and a HK$11.0 million increase in bills receivable, against a HK$29.9 million decrease in net book values of fixed assets and a HK$28.1 million decrease in inventories.

Total liabilities decreased by HK$6.4 million or approximately 1.8% to HK$355.8 million as of June 30, 2016 compared to HK$362.2 million as of December 31, 2015. This decrease was mainly attributable to a HK$11.5 million decrease in trade payables and a HK$7.3 million decrease in other payables and accruals, against a HK$8.6 million increase in tax payables and a HK$3.8 million increase in bank borrowings.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2016, we recorded HK$82.9 million cash inflow as compared to HK$54.8 million cash outflow in the same corresponding period in the prior year.

We generated HK$117.0 million cash inflow from operating activities as compared to HK$101.8 million cash inflow in the corresponding period in the prior year. Net cash used in investing activities was HK$17.7 million compared to HK$57.3 million in the corresponding period in the prior year.

Net cash used in financing activities for the period was HK$16.4 million which included dividends payment of HK$20.2 million, compared to HK$99.4 million net cash used in financing activities in the corresponding period in the prior year which included dividends payment in aggregate of HK$111.0 million.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 5, 2016